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Ricardo Perpetuo
CFO and Head of Investor Relations
Ricardo.perpetuo@telemigcelular.com.br
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Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
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Phone: +55-61-429-5673


                   TELEMIG CELULAR TO LAUNCH ITS OPERATIONS IN
                  THE TRIANGULO MINEIRO REGION ON MAY 30, 2005

Brasilia, Brazil, May 25, 2005 - Telemig Celular Participacoes S.A. (BOVESPA:
TMCP3 (ON)/TMCP4 (PN); NYSE: TMB), announces that the coverage area of Telemig Celular S.A. - its wireless telecommunications services provider will encompass the entire State of Minas Gerais as of May 30, 2005, upon the launching of its operations in the Triangulo Mineiro region. The new network will be fully based on GSM Edge technology. By June 30, the Company expects to activate 77 new localities, not only in the Triangulo Mineiro region, but also in surroundings cities and highways. Considering regions already covered, Telemig Celular total coverage area should comprise approximately 500 localities.

Telemig Celular intends to spread its distribution network in the region, to over 130 points of sale, including own stores, registered agents and retailers, as well as hundreds of dealers and resellers of prepaid cards. In order to start operations in the Triangulo Mineiro region, Telemig Celular opened five stores in the region, representing a substantial investment on its part.

Triangulo Mineiro's population is estimated at 1.8 million people, making Telemig Celular's operation area reach nearly 19 million inhabitants, or 10.3% of the Brazilian market. Estimates show that wireless service penetration rate in the Triangulo Mineiro region has reached 35%, against a 37% rate in the remaining part of the State, being expected to reach 47% by the end of 2005.


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This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

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